7/25

02042843

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Svyazinform of the Samara Region

*CURRENT ADDRESS

PROCESSED

AUG 0 1 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4889 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/25/02

Open Joint Stock Company
«Svyazinform»
of the Samara Region

SEC MAIL RECEIVED JUL 2 [illegible] WASH, D.C. 16

02 JUL 25 AM 10:30

12-31-01
AR/S

the Balance Sheet as of December 31, 2001

ASSETS	Line Code	at the beginning of the year	at the end of the year
I. NON-CURRENT ASSETS			
Intangible assets (04,05)	110	5125	22
including:			
patents, licenses, trademarks and assets	111	1592	22
Administration expenses	112		
Goodwill	113		
Fixed assets (01, 02, 03)	120	1130216	1 152 320
including:			
land plots and natural objects	121	991	991
buildings, machines, equipment	122	906242	932509
Construction in progress (07, 08, 16, 61)	130	88899	136 891
Investments in material assets (03)	135		
Property for lease	136		
Property supplied on the basis of a hire agreement	137		
Long-term investments (06, 82)	140	13499	16 170
including:			
investments in subsidiary companies	141		
investments in associated companies	142		
investments in other organizations	143	1974	1974
loans to organizations for over 12 months	144		
other long-term investments	145	11525	16170
Other non-current assets	150		
SUBTOTAL FOR SECTION I	190	1237739	1 305 403
II. CURRENT ASSETS			
Inventory	210	29526	32068
Including:			
Raw materials, materials and similar values (10,12,13,16)	211	23158	24192
Animals on breeding and fattening (11)	212	3	3
Expenses of production in progress (20, 21, 23, 29,30, 36, 44)	213		
Finished products and goods for re-sale (16,40, 41)	214	2919	3048
Goods shipped (45)	215		
Deferred expenditures (31)	216	3446	4825
VAT on acquired values (19)	220	9113	27654
Receivables (due after 12 months following the reporting date)	230	2545	2134
including:			
buyers and customers (62, 76, 82)	231	253	
notes receivable (62)	232		
receivables from subsidiary and associated companies (78)	233		
advances paid out (61)	234		
other debtors	235	2292	2134
Receivables (due within 12 month following the reporting date)	240	210788	207101

including: buyers and customers (62, 76, 82)	241	**170620**	**170127**
notes receivable (62)	242	**115**	**115**
receivables from subsidiaries and associated companies (78)	243		
Charter Capital	244		
advances paid out (61)	245	**535**	**456**
other debtors	246	**39518**	**36403**
Short-term investments (56,58, 82)	250	**1888**	
including: loans to companies for a period over 12 months	251		
own shares, purchased from holders	252		
other short-term investments	253	**1888**	
Cash	260	**26556**	**40143**
including: cash in hand (50)	261	**897**	**808**
settlement accounts (51)	262	**21769**	**34911**
hard-currency accounts (52)	263	**242**	**1**
other cash (55, 56, 57)	264	**3648**	**4423**
Other current assets	270		
SUBTOTAL FOR SECTION II	290	**280416**	**309100**
BALANCE (lines 190+290+390)	300	**1518155**	**1614503**

LIABILITIES	**line code**	**At the beginning of the year**	**At the end of the year**
III. Capital and Reserves			
Charter Capital (85)	410	**343374**	**343374**
Additional Capital (87)	420	**598654**	**600224**
Reserve Capital (86)	430	**40435**	**40435**
including: reserve funds, formed in accordance with the laws	431	**40435**	**40435**
reserve funds, formed in accordance with the founding documents	432		
Social fund (88)	440	**19613**	**4149**
Retained earnings of the previous periods (88)	460	**96460**	**107143**
Uncovered expenses of previous periods (88)	465		
Expenses of previous years not financed	466		
Retained earnings for the reporting year (88)	470		**69310**
UNCOVERED LOSS OF THE REPORTING YEAR	475		
SUBTOTAL FOR SECTION III	490	**1098536**	**1164635**
IV. LONG-TERM LIABILITIES			
Credits and loans (92, 95)	510	**11000**	**27470**
including: bank loans payable after 12 months following the reporting date	511		
other loans payable after 12 months following the reporting date	512	**11000**	**27470**
other long-term liabilities	520	**59166**	**65385**
SUBTOTAL FOR SECTION IV	590	**70166**	**92855**
V. SHORT-TERM LIABILITIES			
Credits and loans (90, 94)	610	**148382**	**150104**
including: bank loans payable within 12 months following the reporting date	611	**148382**	**150104**
Loans payable after 12 months following the reporting date	612		
Payables	620	**171748**	**192921**
Including: Suppliers and contractors (60, 76)	621	**57928**	**71920**
Notes payable (60)	622	**474**	**474**
Payables to subsidiary and associated companies (78)	623		
Wages payable (70)	624	**12190**	**15245**

Contributions to the social institutions payable	625	3353	10182
Payable to the budget 68)	626	**20812**	**19539**
Advances received (64)	627	**25590**	**39518**
Other creditors	628	**51401**	**36043**
Payables to holders (founders) (75)	630	**17989**	**865**
Deferred revenues (83)	640	**11334**	**13123**
Other short-term liabilities	660		
SUBTOTAL FOR SECTION V	690	**349453**	**357013**
BALANCE (lines 490+590+690)	700	**1518155**	**1614503**

INFORMATION ABOUT VALUES WHICH ARE ACCOUNTED ON OUTBALANCE ACCOUNTS

Indices	Line code	As of the year beginning	As of the year end
Leased fixed assets (001)	**910**	**129**	**57158**
including according to leasing	**911**		**57029**
Inventories, accepted for custodian (002)	**920**	**356**	
Goods accepted for commission (004)	**930**		
Writing-off debts of insolvent debtors (007)	**940**	**20621**	**29858**
Cover of liabilities and payments received (008)	**950**		
Cover of liabilities and payments granted (009)	**960**	**307368**	**349598**
Housing stock depreciation (014)	**970**	**1673**	**1728**
Depreciation of objects of external improvement and other similar objects (015)	**980**		
Book-keeping forms	**990**	**22076**	**384**

PROFIT AND LOSS REPORT

RUR thousand

INDICES	Line code	For the accounting period	For the same period of the previous year
Revenues (net) from the sale of goods, products, works, services (minus VAT, excises and similar obligatory payments)	010	**1380499**	**1173931**
Including from sales of telecommunication services	011	**1346675**	**1137867**
Sales cost of goods, works, services	020	**-1100581**	**-949018**
Including telecommunication services sold	021	**1041587**	**912592**
Gross revenue	029	**279918**	**224913**
Commercial expenses	030	**-17710**	**-14022**
Management expenses	040		
Sales profit (loss) (lines (010-020-030-040))	050	**262208**	**210891**
Operation revenues and expenses			
Interest receivable	060	**943**	**911**
Interest payable	070	**-32817**	**-33484**
Income from investing in other companies	080	**77**	
Other operating revenues	090	**3710**	**14619**
Other operating expenses	100	**-24356**	**-41485**
Non-sales expenses			
Non-sales revenues	120	**40859**	**71984**
Non-sales expenses	130	**-92910**	**-52299**
Profit (loss) before the taxation (lines 050+060+070+080+090+100+120-130)	140	**157714**	**171137**
Profits tax	150	**-88380**	**-76819**
Profit (loss) from everyday activity	160	**69334**	**94318**

Extraordinary revenues and expenses Extraordinary revenues	170		
Extraordinary expenses	180	-24	-60
Net retained earnings (loss) for the accounting period (lines (160+170-180)	190	69310	94268
Reference: Dividend for one share: Preferred share	201	0,0105	0,099
Ordinary share	202	0,0035	0,002
Prospect dividend for one share Preferred share	203		0,00993
Ordinary share	204		0,00331

SOME PROFITS AND LOSSES IN DETAILS

Indices	Line code	For the accounting year		For the same period of the previous year	
		profit	loss	profit	loss
Fines and penalties, recognized or which have a legal decisions on its proceedings against	210	948	-239	1848	
Profit (losses) of the previous periods	220	537	-2806	1044	-1161
Compensation of damages because of default on obligations	230	266		165	
Difference in exchange for transactions in foreign currencies	240	3215	-5541	13175	-16490
Decrease of inventories cost as of the end of the accounting period	250		-1		
Writing off receivables and payables due to limitation period expiry	260	16812	-9307	123	-10820

CAPITAL MOVEMENT REPORT

RUR thousand

Indices	Line code	Balance as of the year beginning	Received in the accounting year	Used in the accounting year	Balance as of the year end
1. Stockholders' equity					
Share capital	010	343374			343374
Additional capital	020	598654	13058	-11488	600224
Increase of the property as of revaluation	021	289783	11089		300872
reserved fund	030	40435			40435
Reserves created on the basis of foundation papers	040				
Retained earnings of the previous periods	050	96460	10683		107143
Including Source of operating investments financing	051	47960			47960
Retained earnings of the current year	055		69310	-88380	69310
Social fund	060	19613		-15464	4169
TOTAL section 1	079	1098536	93051	-26952	1164635
2. Reserves for deferred expenses - total	080				
Section 2 – total	089				
3. Valuation reserves – total	090				
Including Bad debts	091				
Securities	092				
Section 3 – total	099	498			-498

4. Capital change

Indices	Line code	For the account year	For the previous year
1	2	3	4
Capital as of the beginning of the accounting period	100	1098536	1061392
Increase of capital – total	110	108	96640
Including Due to additional issue of shares	111		
Due to assets revaluation	112		
Due to property growth	113		
Due to a legal entity reorganization	114		
Due to revenues for capital increase	115	157690	
Other receipts	116		
Capital decrease – total	120	-3319	-57496
Including Due to decrease of NPV	121		
Due to decrease of shares amount	122		
Due to a legal entity reorganization	123		
Due to expenses for capital decrease	124	88380	
Other expenses	125		
Amount of capital as of the end of the accounting period	130	1095325	1098536

Indices	Line code	Balance as of the year beginning	Received in the accounting year	Used in the accounting year	Balance as of the year end
1	2	3	4	5	6
Financing and receipts	140	4304	21317	-21814	3807
Including from budget	141				
Non-budget funds	142				
Legal entities	143				
Natural persons	144				
Others	145				

REFERENCES

Indices	Line code	Balance as of the year beginning		Balance as of the year end	
1) Net assets	150	1098536		1150104	
		From the budget		From non-budget funds	
		For the accounting year	For the previous year	For the accounting year	For the previous year
2) Received for:					
Everyday activity expenses – total	160	19028	120		
Including: For citizens with fee privileges	161	19028	81		
Others: telecommunications lines repair	162	60	39		
Bonus for May 7 (Day of telecommunications)	163				
Investments in non-current assets	170		160		
Including: For objects construction	171				
For purchasing of equipment	172		160		
Others	173				
For extraordinary aims	180				

CASH FLOW REPORT

RUR thousand

Indices	Line code	Sum	Including		
			according to everyday activities	according to investment activities	according to financial activities
1	2	3	4	5	6
1. Monetary funds balance as of the year beginning	010	23470			
2.Monetary funds received – total:	020	**2377034**	**2331527**	44098	**599**
revenues from the goods sales	030	**1260159**			
revenues from the fixed assets and other property sales	040	**2873**	**2873**		
advances from buyers	050	**38048**			
budgetary appropriations	060	**19088**	**19088**		
without compensation	070				
Credits	080	**606200**	**576732**	29468	
Loans	085	**15440**		15440	
Dividends, interests from investments	090	**599**			**599**
Other receipts	110	**434627**	**434627**		
3. Monetary funds sent – total	120	**-2364724**	**1729182**	227271	
Including					
to pay for goods and services	130	**557495**	**536130**	21365	
to pay out wages and salaries	140	**308299**			
Including: income tax	141				
social needs deductions	150	**99972**			
to hand in accountable sums	160	**15511**	**584**	14927	
to hand in advances	170				
sharing in construction	180				
to pay for machines and equipment	190	**97866**		97866	
for investments	200				
to pay dividends and interests	210	**14677**		14677	
Including tax	211				
for settlements with the budget	220	**339419**	**339419**		
to pay loans interests	230	**639330**	**560894**	78436	
other payments	250	**278367**	**278367**		
4. Monetary funds balance as of the accounting period end	260	**35780**			
REFERENCE: from line 020 besides line 100	270	**505891**			
with legal bodies	280	**62001**			
with natural persons	290	**443890**			
cash registers	291	**423926**			
forms of reporting	292	**19964**			
Others	293				
Cash					
Received from bank	295	**217250**			
Passed to bank	296	677521			

The Balance Sheet Appendix

RUR thousand

1. BORROWED FUNDS MOVEMENT

Indices	Line code	Balance as of the year beginning	Gained	Paid off	Balance as of the year end
Bank long-term credits	110				
Including which haven't been repaid on time	111				
Other long-term loans	120	11000	30529	-14059	27470
Including which haven't been repaid on time	121				
Bank short-term credits	130	148382	637612	-635890	150104
Including which haven't been repaid on time	131				
Short-term loans	140				
Including which haven't been repaid on time	141				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Indices	Line code	Balance as of the year beginning	Liabilities occurred	Liabilities repaid	Balance as of the year end
Receivables: short-term	210	211286	3354626	-3358811	207101
including overdue	211	68924	365906	-338520	96310
with duration of more than 3 months	212	50776	222568	-227689	45655
long-term	220	2545	7712	-8123	2134
including overdue	221				
with duration of more than 3 months	222				
Receivables from line 220, which are expected to be repaid after 12 months following the accounting date	223	2545	7712	8123	2134
Payables: short-term	230	171748	3180067	-3158894	192921
including overdue	231	15494	15629	-17012	14111
with duration of more than 3 months	232	14030	11345	-13345	12030
long-term	240	59166	57481	-51262	65385
including overdue	241				
with duration of more than 3 months	242				
payables from line 240 which are expected to be repaid after 12 months following the accounting date	243	59166	57481	-51262	65385
Guarantees: Received :	250				
Including from the third parties	251				
given out	260	307368	120816	-78586	349598
To the third parties	261				

REFERENCE TO SECTION 2

Indices	Line code	Balance as of the year beginning	Liabilities occurred	Liabilities repaid	Balance as of the year end
1) Bills movement bills issued	262	474			474
Including overdue	263				
bills received	264	115			115
Including overdue	265		115		
2) Receivables for the supplied products (works, services) according to its factual cost	266				

3) List of debtors with the largest sum of debts

Name	Line code	Balance as of the year end	
		Total	including with duration of more than 3 months
State organizations	270	31643	18007
Ministry of Home Affairs	271	5123	2984
Natural persons	272	2835	355
Administration	273	67118	11116
Governmental Communication	274	1041	150
Industry	275	2970	254
Ministry of Defense	276	20981	5237
Broadcasting companies	277	2556	1297
	278	1458	124

4) List of creditors with the largest sum of debts

		Total	including with duration of more than 3 months
Settlements with JSC "Rostelekom"	280		
Contracts for equipment supply	281		
VAT payments	282	18808	
Settlements with non-budget funds	283	65385	65385
Leasing settlements	284	22661	

3. PROPERTY TO BE DEPRETIATED

Indices	Line code	Balance as of the year beginning	Received	Written-off	Balance as of the year end
1.INTANGIBLE ASSETS					
Rights for the objects of intellectual (industrial) property	310	5595		-5573	22
Including rights arising from : Copyright and other agreements on scientific, literature, art works, on objects with adjoining rights, on computer programs, data bases, etc.	311	5207		-5207	
from patents on inventions, industrial patterns, collection achievements, from certificates on useful models, trademarks, servicemarks or from licensed agreements about its use	312	388		-366	22
rights on know-how	313				
Rights on use of isolated natural objects	320	12		-12	
Administration expenses	330				
the Company's goodwill	340				
Others	349	2613		-2613	
TOTAL (sum of lines 310+320+330+340+349)	350				22
2. FIXED ASSETS					
Land plots and objects of natural use	360	991			991
Buildings	361	300636	4365	-498	304503
Constructions	362	535880	32525	-4491	663914
Machines and equipment	363	1000089	112897	-7291	1105695
Transport vehicles	364	33385	1088	-78	34395
Industrial and household equipment	365	5638	99	-1351	4386
Working cattle	366				
Production cattle	367				
Perennial plantations	368				
Other fixed assets	369	10880	1016	-803	11093
TOTAL (sum of lines 360-369)	370	1957529	151990	-14512	2124977
Including Productive	371	1957529	151969	-13819	2095679
Unproductive	372	29970	21	-693	29298
Low value and nondurable things - total	373				

Including items in store	374				
items in the process of work	375				
III. Profitable investments in material assets Property for leasing	381				
Property hired-up	382				
Others	383				
Total (sum of lines 381 – 383)	385				
Property transferred for trust management	386				

REFERENCES TO SECTION 3

Indices	Line code	As of the year beginning	As of the year end
From line 371, columns 3 and 6: handed out in lease - total	387	64544	27489
Including Buildings	388	1538	1538
Constructions	389	40397	590
machines and equipment	390		
Others	391	22609	25361
Preserved	392		
Depreciable asset deterioration: intangible assets	393	3095	
fixed assets – total	394	857283	972657
Including buildings and constructions	395	435662	472220
machines, equipment, means of transport	396	417739	496360
Others	397	3882	4077
Profitable investments in material assets	398		
Law value and non-durable items	399		
Property transferred to trust management	400		
Reference : Results according to revaluation of fixed assets: initial (restoration) cost	401		
Depreciation	402		
Property in pledge	403	246168	291780
Cost of equipment for which depreciation is not calculated – total	404	9104	8887
Including Non-material assets	405	541	22
Fixed assets	406	8563	8865
Change of fixed assets cost due to reconstruction, finishing of construction	407		
Difference between purchasing price of goods and their sale price	408		
Price of inventories put in pledge	409		

4. MOVEMENT OF FUNDS OF FINANCING OF CAPITAL INVESTMENTS AND OTHER INVESTMENTS

Indices	Line code	Balance as of the year beginning	Charged Extra	Used	Balance as of the year end
the Company's own funds – total	410	47960	133234		7582
Including Investments financing	411	47960		40378	7582
Fixed assets depreciation	412		133234	-133234	
Others	413				
Raised funds – total	420	991	44929	-45720	200
Including Credits from banks	421		29468	-29468	
Borrowed funds from other enterprises	422	209	15440	-15649	
Sharing in construction	423				
from the budget	424	150			150
from the non-budget funds	425				
Others	426	632	21	--603	50

Total: own and raised funds (sum of lines 410 and 420)	430	48951	178163	-219332	7782
Reference: Building in progress	440	52912	223526	-164753	11685
Investments in subsidiaries	450				
Investments in associated companies	460				

5. INVESTMENTS

Indices	Line code	Long-term		Short-term	
		as of the year beginning	as of the year end	as of the year beginning	as of the year end
Shares and equities of other enterprises	510	1974	1947		
Bonds and other liabilities	520	11525	14223		
Loans granted	530				
Others	540			1 888	
Reference: bonds and other securities according to their market price	550				

6. THE COMPANY'S EXPENSES

Indices	Line code	For the accounting year	For the previous year
Material costs	610	71268	57904
Including: raw and materials	611	29819	22689
Fuel and electricity	612	31546	27103
Spares	613	9903	8112
Wage and salary expenses	620	308299	253346
Allocations to social needs	630	109626	97535
Depreciation	640	132705	120225
Other expenses	650	490251	439673
Including: taxes included in expenses	651	15615	30787
Rent	652	16335	11450
Personnel training	653	3834	1125
Total	660	1112149	968683
Change of balance (growth [+], decrease [-]): Production in progress	670		
Deferred expenses	680	1379	1902
Reserves of deferred expenses	690		

7. SOCIAL INDICES

Indices	Line code	Due to settlements	Expended	Transferred to funds
Allocations to social needs: to the Social Insurance Fund	710	13080	-4566	5025
to the Pension Fund	720	87198		84146
to the Employment Fund	730			153
to medical insurance	740	11211		10648
Allocations to Pension Trusts	750	9600		
Insurance payments in accordance with agreements on voluntary insurance	755			
Average number of employees	760	8215		
Payments and bonuses, which are not connected with production, execution of works, rendering of services	770	9284		
Profits from equities and investments into the Company's property	780	77		

Approved
by the Board of Directors of
JSC "Svyazinform" of the Samara region
Minutes 17 dated April 29, 2002
Chairman of the Board of Directors
Anton I. Osuptchuk _(signature)__

QUARTELY REPORT OF THE ISSUER
For Quarter 1, 2002

Joint-stock Company "Svyazinform" of the Samara Region
Issuer's code: 00138-A

Address: 24 Leningradskaya ul., Samara, 443099, Russia
Mailing address: 24 Leningradskaya ul., Samara, 443099, Russia

Information in this Quarterly report is to be disclosed in accordance with securities laws of the Russian Federation

General Director Sergei L. Yolkin ___(signature)____
Chief Accountant Elena A. Bokova __(signature)___
April 29, 2002

Contact person: Lyubov E. Gorshenina
Tel.: (+7-8462) 33-77-76, fax (+7-8462) 70-40-15
e-mail: cb@samtel.ru

A. Information on the Issuer

9. Full name of the Issuer
Joint-Stock Company "Svyazinform" of the Samara region

10. Short name of the Issuer
JSC "Svyazinform" of the Samara region
SSR

11. Information on changes of the Issuer's name and status
Open Joint-stock Company "Svyazinform" of the Samara region
OJSC "Svyazinform" of the Samara region
Date: ***July 27, 1993***

Open Joint-Stock Company "Rossvyazinform" of the Samara region
JSC "Rossvyazinform" of the Samara region
Date: ***July 13, 1993***

Current name dated October 18, 1995

12. Information on the Issuer's registration and Licenses
Date of the Issuer's registration: ***July 13, 1993***
Serial number: ***422-П***
Registering body: ***the Samara District Administration of the city of Samara***

Licenses:

Number: **3018**
Date of authorization: **August 16, 1996**
Valid till: **January 1, 2004**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **telecommunication services provisioning**

Number: **19983**
Date of authorization: **November 8, 2001**
Valid till: **November 8, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of broadcasting services**

Number: **3152**
Date of authorization: **November 4, 1996**
Valid till: **February 1, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of cellular services in 450 MHz range**

Number: **16555**
Date of authorization: **November 15, 2000**
Valid till: **November 15, 2005**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of services of mobile radio-telephone communication («Altai»)**

Number: **8582 (MMDS)**

Date of authorization: **October 10, 1997**
Valid till: **October 10, 2002**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of services of broadcasting of TV programs**

Number: **9648**
Date of authorization: **April 2, 1998**
Valid till: **April 2, 2003**
Issued by: **the State Committee of Informatics and Telecommunications of the Russian Federation**
Activities: **provisioning of services of broadcasting of cable TV programs**

Number: **Г912067**
Date of authorization: **July 4, 2001**
Valid till: **July 4, 2004**
Issued by: **State Committee of construction and utilities of Russia**
Activities: **Construction of buildings**

Number: **4461**
Date of authorization: **July 3, 2000**
Valid till: **July 3, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireline broadcasting**

Number: **4463**
Date of authorization: **July 4, 2000**
Valid till: **July 4, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireless broadcasting**

Number: **CAM 012372**
Date of authorization: **December 29,2000**
Valid till: **March 3, 2006**
Issued by: **Building, Architecture and Utilities Department of the Samara region Administration**
Activities: **construction of buildings and telecommunication objects**

Number: **5103**
Date of authorization: **April 12, 2001**
Valid till: **April 12, 2006**
Issued by: **Mass-media Ministry**
Activities: **channel "Troika" broadcast**

13. Identification number of the tax payer
6317015857

14. Sector
Code OKOHX
52300

15. Place of location, mailing address and telephone of the Issuer
Place of location: ***24, Leningradskaya ul., Samara, 443099, Russia***
Mailing address: ***24 Leningradskaya ul., Samara, 443099, Russia***
Tel.: ***(+7-8462) 32-10-20, fax (+7-8462) 70-40-15***
e-mail: director@samtel.ru

16. The Issuer's Auditor
Name: ***Joint-stock Company "Marketing. Consulting. Design"***
Place of location: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
ITN: ***7825004810***
Mailing address: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
Tel.: ***(+7-812) 311-48-10, 311-48-55, fax: (+7-812) 311-48-33***
E-mail: offict@mcd-pkf.com

Information on the Auditor's license
Number of the license: ***014202***
Date of issue: ***May 21, 1998***
Valid till: ***May 21, 2003***
Issued by ЦАЛАК of the Ministry of Finance of Russia on April 30, 1998, #55

17. Information on the Registrar
Registrar:
Name: ***Joint-stock Company "Registrator-Svyaz"***
Place of location: ***27 Presnyanskiy val, Moscow, 123557, Russia***
Mailing address: ***p/o box 128, 15-a B.Olenya ul., Moscow, 107014, Russia***
Tel.: ***(+7-095) 268-70-13, 268-30-31, fax (+7-095) 268-70-41, 268-70-19***
e-mail: regsw@dialup.ptty.ru
License number: ***01147***
Date of issue: ***October 5, 1996***
Valid till: ***October 8, 2002***
Issued by the Federal Securities Market Commission
The Registrar has been keeping the register since January 20, 1998

18. The Issuer's Depositary
The Issuer does not have a depositary

19. The Issuer's shareholders
Total number of shareholders: **3149**

Shareholders owing not less than 5% of the Issuer's Charter Capital:

19.1. Name: ***Joint-stock Company "Svyazinvest"***
Place of location: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Mailing address: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Share in the Issuer's Charter Capital: ***38%***

Shareholders owing not less than 25% of the Issuer's Charter Capital:
19.1.1. Name: ***Property Ministry of Russia***
Place of location: ***9 Nikolskiy per., Moscow, 103685, Russia***
Mailing address: ***9 Nikolskiy per., Moscow, 103685, Russia***
Share in the Issuer's Charter Capital: ***50% + 1***
19.1.2. Name: ***MUSTCOM LIMITED***

Place of location*: 3 Themistoklis Dervis Street, Julia House CY-1066, Nicosia, Cyprus*

Mailing address: *22/13 Voznesenskiy per., Moscow, 103009, Russia*

Share in the Issuer's Charter Capital: *25% + 1*

19.2. Name: *TAFT Enterprises Limited*

Place of location: *NCH, 6-th Floor, 17 Taganskaya ul., Moscow, 109004, Russia*

Mailing address: *17 Taganskaya ul., Moscow, 109004, Russia*

Share in the Issuer's Charter Capital: *15.7%*

Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.3. Name: *Joint-stock Company "Bank Credit Suisse First Boston AO"*

Place of location: *5 Nikitskiy per., Moscow, 103009, Russia*

Mailing address: *5 Nikitskiy per., Moscow, 103009, Russia*

Share in the Issuer's Charter Capital*: 9.53%*

Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.. Name: *Joint-stock Company "Depositary-Clearing Company"*

Place of location: *13, Pervaya Tverskaya-Yamskaya ul., Moscow, 125047, Russia*

Mailing address: ***build. 4, 14/2 Staraya Basmannaya ul., Moscow, 103064, Russia***

Share in the Issuer's Charter Capital: **9.1**%

Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

20. The Issuer's Management Structure

Annual General Meeting of Shareholders is the supreme management body. The Board of Directors manages the Company excluding issues, which are in the competence of the Annual General Meeting of Shareholders.

The executive power belongs to the General Director and the Board of Management, which manage the everyday Company's activity.

The Audit Committee checks financial activity of the Company.

Issues in the competency of the General Meeting:

1) changes and amendments to the Company's Charter or approval of the new version of the Charter, except changes referred to increase of the Company's Charter Capital according to the decision of the Capital increase by increase of the shares NPV or allocation of additional shares;
2) the Company's reorganization;
3) the Company's liquidation, the liquidation committee appointment, approval of liquidation Balance Sheets (interim and final);
4) determination of the quantity membership of the Board of Directors, election of Directors, their retirement ahead of schedule, amount of reward for their work;
5) determination of the limit number of shares declared;
6) increase of the Company's Charter Capital by increase of the shares NPV or allocation of additional shares if the Board of Directors did not pass the decision unanimously;
7) decrease of the Company's Charter Capital by decrease of the shares NPV, purchasing shares by the Company in order to decrease total number of shares;
8) General Director appointment and retirement ahead of schedule;
9) the Audit Committee members election and retirement ahead of schedule;
10) the Company's auditor appointment;
11) approval of the Company's Annual Reports, Balance Sheets, Profit&Loss Reports, distribution of profits and losses;

12) decision on non-use of shareholders preferences for purchasing the Company's shares or securities converted into shares, allocated by open public subscription;
13) time-limit of the General Meeting;
14) the Calculation Committee appointment;
15) choice of mass-media for publications;
16) decision on the Company's shares split and consolidation;
17) decision on transactions in which further persons are interested: if they own more than 20% of voting shares of a party; if they occupy positions in the management of the party in further cases:
    - if amount of payment or cost of the property increases 2% of the Company's assets;
    - if a deal or several deals connected with one another are allocation of the Company's voting shares or other securities converted into shares in the amount exceeding 2% of voting shares allocated previously;
    - if all members of the Board of Directors are interested in the deal and if majority of shareholders is not interested in the deal;
18) decision on large deals connected with purchasing or selling property by the Company:
    - if a decision on a large deal for property which cost is from 25 to 50% of the balance cost of the Company's assets was not passed by the Board of Directors unanimously as of the deal date;
    - if the property cost is more than 50% of the Company's assets balance cost as of the date of decision on this deal;.
19) purchasing and redemption of allocated shares by the Company;
20) sharing in holdings and financial groups;
21) decision on annual dividend payment, its amount, terms and form of payment of dividend for each type of shares in accordance with recommendations of the Board of Directors;
22) decision on compensation on expenses in case of extraordinary meeting of shareholders;
23) approval of regulations of the Board of Directors, the Audit Committee.

The Board of Directors' competency in accordance with the Charter:
1) definition of the Company's priority trends of development;
2) calling of annual and extraordinary meetings of shareholders;
3) approval of the AGM agenda;
4) determination of the date of list of shareholders who have right to take part in the AGM;
    - determining date and place of the AGM;
    - determining form of informing shareholders about the AGM;
    - determining list of papers necessary for shareholders;
    - determining form and content of voting ballots;
5) submitting further issues for AGM:
    - the Company's reorganization;
    - non-use of the shareholders' preference for purchasing the Company's shares or securities converted into shares;
    - determining form of informing shareholders and choice of mass-media for publications;
    - split and consolidation of shares;
    - closing of deals if there are persons interested in a deal, who owns more than 20% of voting shares of the part of the deal and occupies positions in the management;
    - purchasing and redemption of allocated shares by the Company;
    - sharing in holdings, financial groups;
    - approval of annual reports, balance sheets, profit and loss reports, distribution of profits and losses;
    - payment of annual dividend, approval of its amount, terms and forms of payment for each type of shares in accordance with recommendations of the Board of Directors;
6) allocation of bonds and other securities;

7) determination of the market cost of property;
8) purchasing of shares, bonds and other securities allocated by the Company;
9) recommendations on amount of rewards and compensations for members of the Board of Directors and the Audit Committee and determination of reward to the Auditor;
10) recommendations on amount of the dividend and terms of its payment;
11) use of Reserve and other funds;
12) approval of the Company's internal documents excluding documents approved by the AGM;
13) opening of branches and their liquidation;
14) decision on the Company's sharing (stoppage of sharing or change part of sharing) in other companies, associations, including selling or purchasing shares excluding sharing in holdings and financial groups;
15) closing of large deals with property which cost is from 25% to 50% of the Company's assets balance cost as of the date of approval of such deals. Agreement of a deal and several deals connected with purchasing or alienation the Company's property which cost is from 1% to 25% of the Company's assets balance cost as of the date of approval of such deals excluding deals during usual activity. This decision is passed only after agreement of the Board of Directors;
16) closing of deals in which some persons are interested;
17) preliminary approval of the Company's Annual Report not later than 30 days before the AGM;
18) approval of results of additional allocation of shares;
19) approval of form for shares redemption and form of shares sell;
20) election of Chairman of the Board of Directors;
21) decision on election of Independent Registrar;
22) election of a person authorized to sign contracts with General Director and members of the Board of Management;
    - approval of conditions of contracts signed with general Director and members of the Board of Management;
    - cancellation of a contract with General Director in case the AGM stopped his powers ahead of schedule;
23) formation of the Board of Management;
    - definition of amount of reward for members of the Board of Management;
24) examination of the Audit Committee report and the Auditor Report;
25) decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
26) changes to the Charter connected with increase of the Charter Capital on the basis of decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
27) definition of kind of data forming trade secret and ways of its protection;
28) approval of decisions on securities issues, prospectus and reports on results of securities issues;
29) approval of quarterly and annual Securities Reports;
30) propose candidates for General Director position to AGM;
31) decision of reward for General Director on the basis of results of the Company's activity;
32) definition of a person authorized to carry duties of General Director if he can not do it itself;
33) extension of a period of validity of a contract with General Director within terms set by the Charter;
34) other issues provided by the Joint-Stock Company Law and the Charter.

Competence of executive bodies of the Issuer includes all issues of management of the Company's everyday activity excluding issues in the competence of the AGM and the Board of Directors. Executive bodies of the Issuer control fulfillment of decisions of the AGM and the Board of Directors.

General Director acts without proxy on behalf of the Company and:

- manages everyday Company's activity;
- has priority right to sign financial documents;
- is in charge of the Company's property in order to provide its everyday activity within the limits set in the Charter; represents the Company's interests in the Russian Federation as well as abroad; approves the Company's staff, concluded agreements with personnel, stimulates and punishes personnel;
- is chairman of the AGM;
- controls the Board of Management activity, offers member of the Board of Management for approval by the Board of Directors;
- gives proxies on behalf of the Company;
- opens the Company's bank accounts;
- controls the Company's accountings;
- gives orders compulsory for the Company's staff;
- performs other functions necessary for achieving the Company's aims in accordance with existing legal environment and the Company's Charter excluding functions of other management bodies of the Company;
- controls works on preparing list of trade secrets, gives orders for trade secrets protection.

General Director is Chairman of the Company's Board of Management. General Director represents opinion of the Board of Management during meetings of the Board of Directors.

The Board of Management is a collective executive body and controls fulfillment of decisions of the AGM and the Board of Directors. The Board of Directors approves membership of the Board of Management on the basis of General Director offers. Membership of the Board of Management can not exceed 7 persons. The Board of Management acts in accordance with the Company's Charter, Regulations of the Board of Management approved by the Board of Directors and other internal papers.

21. Members of the Board of Directors of the Issuer

The Board of Directors

Chairman: Anton I. Osiptchuk

Members of the Board of Directors:

Oleg V. Kashirin

Year of birth: 1965

Positions during last 5 years:

Period: 1996-1998

Organization: Armed Forces of the Russian Federation

Field of activity: military service in the Armed Forces of Russia

Position: officer

Period: 1998 –1999

Organization: OOO "SYUR"

Field of activity: investments

Position: manager

Period: 1999 - 1999

Organization: OOO "KEDR"

Field of activity: investments
Position: General Director
Period: 1999 – nowadays
Organization: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: senior specialist of the Corporate Management Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Oleg V. Kuzmin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Organization: "TAFT Enterprises Limited"
Field of activity: finances, investments
Position: representative of "TAFT Enterprises Limited"
Period: 1997 – 1998
Organization: ZAO "Absolut-Invest"
Field of activity: investments and securities
Position: Deputy General Director
Period: 1998 – nowadays
Organization: ZAO "Absolut-Invest"
Field of activity: investments
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Yuriy A. Bilibin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Company: JSC "Petersburg Telephone Network"
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 1998
Company: JSC "PTS"
Field of activity: telecommunication services
Position: head of directorate
Period: 1998 – nowadays
Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: assistant of General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Alexander I. Polnikov
Year of birth: 1943

Positions during last 5 years:
Period: 1996 – 1998
Organization: Ministry of Communications of Russia
Field of activity: telecommunication services
Position: head of Capital Construction Directorate
Period: 1998 – nowadays
Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: deputy chief of Telecommunications Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vadim S. Degtyarev
Year of birth: 1975

Positions during last 5 years:
Period: 1996 – nowadays
Company: Brunswick Capital Management
Field of activity: investments
Position: Fund Manager
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vladimir F. Lyulin
Year of birth: 1938

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Niszhegorodsvyazinform"
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Anton I. Osiptchuk
Year of birth: 1967

Positions during last 5 years:
Period: 1996 – 1997
Company: Bank "Inkombank"
Field of activity: bank and credit services
Position: Deputy Manager
Period: 1997 – 2000
Company: JSC "Telecominvest"
Field of activity: telecommunications
Position: Deputy General Director in charge of economy and finances
Period: 2000 – nowadays
Company: JSC "Svyazinvest"

Field of activity: investments in telecommunications
Position: First Deputy General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

22. Sole and Collective Bodies of the Issuer

Sergei L. Yolkin
Year of birth: 1949

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "UdmurtTelecom"
Field of activity: telecommunication services
Position: First Deputy General Director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Elena A. Bokova
Year of birth: 1966

Positions during last 5 years:
Period: 1996 – 2001
Company: "Company ITEK", Ltd.
Field of activity: financial activity
Position: financial director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: chief accountant
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vitaliy M. Klishin
Year of birth: 1974

Positions during last 5 years:
Period: 1996 - 1998
Company: JSC "Svyazinform" of the Samara region, branch "Samara Radiotelephone"
Field of activity: telecommunication services
Position: telecommunication engineer
Period: 1998 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: head of department

Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valeriy V. Feditchev
Year of birth: 1961

Positions during last 5 years:
Period: 1996 – 1998
Company: JSC "Svyazinform" of the Samara region, Local Telephone Network
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 2001
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: deputy chief of department
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: head of telecommunications department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Evgeniy N. Poverenov
Year of birth: 1952
Positions for last 5 years:
Period: 1997 – 2002
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: head of department
Period: 2002 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: Deputy General Director in charge of economy
Share in the Issuer's Charter Capital: 0.006%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valeriy G. Shatalov
Year of birth: 1960
Positions for last 5 years:
Period: 1997 – 2000
Company: the Volga-region Telecommunications Academy
Field of activity: education
Position: associate professor of Radio-communication Chair
Period: 2000 – 2001
Company: Administration of the Samara region
Field of activity: telecommunications department
Position: head of telecommunications department
Period: 2001 – 2002
Company: JSC "Svyazinform" of the Samara region

Field of activity: telecommunications
Position: Deputy General Director in charge of new technologies
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Galina V.Melik-Shakhnazarova
Year of birth: 1944
Positions for last 5 years:
Period: 1997 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunications
Position: Deputy General Director in charge of operation
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Sole executive body: Sergei L. Yolkin

23. Rewards for members of the Board of Directors and other officials:

Total reward amount paid out to all persons mentioned in points 21 and 22 during the accounting period:

Wages: ***RUR 654 395***
Bonus: ***RUR 316 903***
Fees: ***RUR 80 000***
Other: ***RUR 20 000***
Total: ***RUR 1 071 298***
Also see points 21 and 22.

24. Information on legal entities – holdings of the Issuer
Legal entities where the Issuer owns not less than 5%:

Name: *private joint-stock company "Samara-Telecom"*
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: *25%*

Name: *private joint-stock company "Reg-Time"*
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: *17%*

Name: *private joint-stock company "Samarasvyazinform"*
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: *16.9%*

Name: *Povoljie Association of Telecommunication Specialists "Teleinfo"*
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: *16.7%*

Name: ***Limited liability company "Samarskiy Taxophone"***
Place of location: ***68a Penzenskaya ul., Samara, 44309, Russia***
Mailing address: ***68a Penzenskaya ul., Samara, 44309, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: ***Association of the Volga-region Telecommunication Companies***
Place of location: ***1/3 Kuprina ul., Penza, 404056, Russia***
Mailing address: ***1/3 Kuprina ul., Penza, 404056, Russia***
Issuer's share in the Charter Capital: ***9.09%***

Name: ***private joint-stock company "Rostelegraph"***
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***

25. Shares of all legal entities where the Issuer owns not less than 5% of their Charter Capitals and officials of the Issuer's Charter Capital

25.1. Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: ***25%***
Shares in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.1.1. Vitaliy M. Klishin – member of the Board of Directors
Share in the Charter Capital: 0%

25.2. Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: ***17%***
Share in the Issuer's Charter Capital: ***does not have a share***

25.3. Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: ***16.9%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.3. Vitaliy K. Chaadaev
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0%

25.4. Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***

Issuer's share in the Charter Capital: *16.7%*
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.4.1. Vladimir B. Vitevskiy
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.03%

25.5. Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.5.1. Grigory M. Mostovoy
Functions: sole executive body
Share in the Issuer's Charter Capital: 0.024%

25.6. Name: ***private joint-stock company "Rostelegraph"***
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***
Share in the Issuer's Charter Capital: ***does not have a share***

25.6.1. **Alik I. Sazer**
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

26. Other Issuer's affiliated persons
None

27. Issuer's share in the Charter Capital of affiliated legal entities
See points 24, 25, 26

28. Share of affiliated legal entities in the Issuer's Charter Capital
See points 24, 25, 26

29. Persons owning more than 5% of votes in the Issuer's Supreme Management Body
Name: ***JSC "Investment Telecommunication Company"***
Share: 50.67%
Name: ***TAFT Enterprises Limited***
Share: 16.53%
Name: ***private joint-stock company "Deposit-Clearing Company"***
Share: 7.21%
Name: ***ZAO "Bank Credit Suisse First Boston AO"***
Share: 6.85%

30. Sharing in financial and bank groups, holdings, associations
Name: ***Povolje Association of Telecommunication Workers***
Issuer's functions: Association unites 29 members and acts in the field of education. The Company's share in the Charter Capital of Association is 16.7%. The Company helps Association to develop technical equipment.

Name: ***Srednevoljskaya Chamber of Commerce and Industry***
Issuer's functions: Chamber of Commerce and Industry was organized to develop the Volga-region economy and its integration into world trade system and to form modern industrial, financial and trade infrastructure. JSC "Svyazinform" of the Samara region is member of the Chamber of Commerce and Industry.

Name: ***The Volga-region Telecommunication Companies Association***

Issuer's functions: The Association was founded by 11 telecommunication companies:

- JSC "Rostelecom", Moscow
- JSC "Svyazinform" of the Astrakhan region
- JSC "Volgogradelectrosvyaz"
- JSC "Martelecom", Mary El Republic
- JSC "Svyazinform", Mordovia Republic
- JSC "Svyazinform" of the Penza region
- JSC "Svyazinform" of the Samara region
- JSC "Saratovelectrosvyaz"
- "Tattelecom"
- JSC "Svyazinform" of the Ulyanovsk region
- JSC "Svyazinform" of the Chuvashia Republic

Members formed the Charter Capital of the Association at the expense of payments of members. The Association was organized in order to develop telecommunications and services, represent interests of its members in the State bodies and international organizations.

Name: ***Association of NMT-450 federal cellular network operators***

Issuer's functions: Association was organized in order to develop cellular network in Russia. JSC "Svyazinform" of the Samara region is member of the Association.

Name: ***Association of business service operators "Iskra"***

Address: 40 Leninskiy pr., Moscow, 117334

Association is a commercial organization and was organized in order to gain profits due to provisioning of necessary services.

Name: ***International Congress of Quality***

Address: GSP-5, D-423, 35 Narodnogo Opolchenia ul., Moscow, 123995, Russia

Congress develops special programs and standards for telecommunication companies. One of its aims is improvement of managers' qualification and companies' quality.

31. Issuer's branches

Name: ***Neftegorsk ISC***
Place of location: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Mailing address: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Director: ***Anatoliy G. Obukhovich***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Pokhvistnevo ISC***
Place of location: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Mailing address: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Director: ***Alexei N. Antonov***
Date of opening: ***February 1, 2001***
Proxy valid till December 31, 2002

Name: ***Sergievsk ISC***
Place of location: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Mailing address: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Director: ***Alexander N. Katkov***

Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Sizran ISC***
Place of location: ***51 Engels ul., Sizran, 446000, Samara region***
Mailing address: ***51 Engels ul., Sizran, 446000, Samara region***
Director: ***Vyacheslav N. Lunev***
Date of opening: ***April 12, 2001***
Proxy valid till: December 31, 2002

Name: ***Novokuibishevsk ISC***
Place of location: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Mailing address: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Director: ***Alexander V. Boldirev***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Otradny ISC***
Place of location: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Mailing address: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Director: ***Alexander I. Kirpichnikov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2001

Name: ***Toliatti ISC***
Place of location: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Mailing address: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Director: ***Ravil R. Shakirov***
Date of opening: ***February 1, 2001***
Proxy is valid till December 31, 2002

Name: ***Tchapaevsk ISC***
Place of location: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Mailing address: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Director: ***Valentina V. Sirik***
Date of opening: ***April 12, 2001***
Proxy is valid till December 31, 2002

Name: ***Samara Technical Telecommunication Centre***
Place of location: ***54 Michurina ul., 443096, Samara, Russia***
Mailing address: ***54 Michurina ul., 443096, Samara, Russia***
Director: ***Alik I. Sazer***
Date of opening: ***January 15, 2001***
Proxy is valid till December 31, 2002

Name: ***Samara Radiotelephone Centre***
Place of location: ***30 Blukhera ul., Samara, 443090, Russia***
Mailing address: ***30 Blukhera ul., Samara, 443090, Russia***
Director: ***Alexander I. Gusarov***
Date of opening: ***June 6, 2001***
Proxy is valid till: December 31, 2002

Name: *Svyaz-Service*
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Director: ***Vitaliy K. Chaadaev***
Date of opening: ***March 30, 2000***
Proxy is valid till December 31, 2002

32. Amount of the Issuer's staff

Average number of employees in the Company and its branches is 8, 215 people

33. Description of the Issuer main fields of activity

Telecommunications develop rapidly and new technologies are implemented. Samara is large international telecommunication centre of the Volga-region and Russia. JSC "Svyazinform" of the Samara region is one of the largest telecommunication companies of Russia and monopoly in the region. As a regional telecommunications operator the Company provides a wide range of modern telecommunication services, increases number capacity and modernizes telecommunication system. Long-distance communication is 100% automated.

Technologies

In order to implement new services and improve quality of traditional telecommunication services digital technologies are used. In order to build intrazone and urban transmission systems SDH, ATM, PDH technologies will be used. Data transmission systems will be built using ATM, Ethernet, Fast Ethernet, IP technologies. Access networks will be built using ISDN and XDSL technologies.

For mobile networks NMT-450i, Volemot and Altai standards are used. In future it is planned to use GSM-400.

Cable TV network in Samara will be built using MMDS system.

Main fields of activity and their part in the total amount of revenues

Field of activity: international and domestic long-distance dialing

Part in the total amount of revenues (1997)	58.68%
Part in the total amount of revenues (1998)	55.93%
Part in the total amount of revenues (1999)	54.73%
Part in the total amount of revenues (2000)	53.96%
Part in the total amount of revenues (2001)	54.75%
Part in the total amount of revenues (IQ02)	52.14%

Field of activity: data transmission

Part in the total amount of revenues (1997)	4.00%
Part in the total amount of revenues (1998)	4.57%
Part in the total amount of revenues (1999)	3.65%
Part in the total amount of revenues (2000)	3.30%
Part in the total amount of revenues (2001)	4.10%
Part in the total amount of revenues (IQ02)	2.18%

Field of activity: urban and rural telephony

Part in the total amount of revenues (1997)	33.86%
Part in the total amount of revenues (1998)	34.43%
Part in the total amount of revenues (1999)	33.00%

Part in the total amount of revenues (2000) 32.96%
Part in the total amount of revenues (2001) 33.45%
Part in the total amount of revenues (IQ02) 37.79%

Field of activity: cellular communication, mobile communication
Part in the total amount of revenues (1997) 0.31%
Part in the total amount of revenues (1998) 1.12%
Part in the total amount of revenues (1999) 2.19%
Part in the total amount of revenues (2000) 2.38%
Part in the total amount of revenues (2001) 2.4%
Part in the total amount of revenues (IQ02) 1.5%

Field of activity: other (new services)
Part in the total amount of revenues (1997) 3.15%
Part in the total amount of revenues (1998) 3.95%
Part in the total amount of revenues (1999) 6.43%
Part in the total amount of revenues (2000) 7.40%
Part in the total amount of revenues (2001) 5.3%
Part in the total amount of revenues (IQ02) 6.39%

Fields of activity in accordance with the Charter:
- provision of telecommunication services and wireline broadcasting;
- marketing of telecommunication services and wireline broadcasting
- carrying out standard technical policy on telecommunications and wireline broadcasting development in the Samara region on the basis of existing demand and necessity of industrial and social development;
- elaboration and examination designing and estimation papers, construction, expansion, reconstruction of telecommunication systems;
- operation of existing and commissioning new telecommunication networks;
- coordination of development of state and corporate networks and wireline broadcasting in the Samara region in order to create common automated digital telecommunication network;
- relation with foreign companies and opening joint-ventures;
- intermediary activities;
- production and sell of consumer goods, cables, telecommunication equipment;
- leasing transactions.

Sources of raw materials and services

Main suppliers of raw materials and equipment (more than 10% of all deliveries)

Full name of the Supplier	Type of equipment	Part in the total amount of deliveries, %
1. BETO HUAWEI	SDM	19
2. Siemens	EWSD	79

Import occupies less than 50% in deliveries of exchange equipment. Partnership with suppliers provides supply of raw materials and services.

The Issuer's market

The main Issuer's market is Samara region. The Company provides international and domestic long-distance calls (incoming, outgoing, transit), local calls, data transmission, newspapers transmission, installment and serve of radio sets, cellular communication NMT-450 services, new services (Internet access, IP-telephony).

There are 560 exchanges in cities and villages of the region. Total number capacity is 601,135 lines. There are 123 exchanges in cities and 437 exchanges in rural areas. There are 2 digital long-distance exchanges (EWSD produced by Siemens) in Samara and Toliatti. Multiprotocol data transmission network operates in Samara on the basis of ATM technology. All rural area centres have access to automated long-distance dialing. 31.2% of lines are digital, 47.2% of lines are cross-bar, 21.6% of lines are step-by-step. 75% of channels are cable, 17% of channels are fiber-optic, 8% are radio relay. Total length of internal long-distance channels of JSC "Svyazinform" of the Samara region is 427.9 thousand channel-km. Approximately 25% of total amount of channels are operated more than 20 years. In the region there are 249 long-distance payphones, 437 local payphones, 198 telecommunication centres.

Factors which can influence negatively on the Company's services sale:

1. large amount of old equipment and cable constructions that can make quality of communication worse;
2. low paying capacity of some resident groups and some enterprises;
3. implementation time-based charging system with daily limit.

Work with inventories

The Company tends to optimize structure of inventories and working capital on order to achieve compromise between risk of liquidity loss and the Company's profit. As a result profit for the period defrays not less than 50% of the inventory growth (in this case current liquidity ratio remains low than critical level). Taking into account nature of the activity (costs take up little part of telecommunication companies operating expenses) and long relations with suppliers inventories amount to minimum necessary for regular activity. However inventories tend to increase because of the Company's activity growth.

Seasonal activity

The Company does not fulfill seasonal works.

Main competitors

As main telecommunication and wireline broadcasting operator the Company is monopolist in the telecommunication market in the Samara region. There are competitors in such fields of activity as: NMT-450 cellular communication, mobile communication, and Internet services provisioning. However their part in the total amount of services is not large. Other telecommunication operators in the Samara region can not compete with the Company neither in volume of services nor in stability of their financial position. Marketing researches conducted by the Company let them to make positive forecast of the Company's position in the regional telecommunications market.

34. Investment declaration. Description of the Issuer's activity

Should be provided by investment funds only.

35. The Issuer's plans of activity

In 2002 the Company plans to spend for investments RUR 442 mln.

Commissioning digital long-distance and local exchanges makes it necessary to build digital transport network. In the nearest future digitalization of zone communication in that cities where electronic exchanges have been installed is to be fulfilled. During 2002 – 2010 zone network is to be fully digital. Intrazone synchrony digital loops are to be built in accordance with the project "Development of zone communication in the Samara region" investigated by JSC "Giprosvyaz". After this services of digital lines lease will be provided.

Urban telephone networks will be developed due to construction of new digital exchanges, digitalization of telecommunication networks, replacement old exchanges for digital ones.

Rural communication will be developed due to replacement of old equipment for electronic systems and increase of capacity. Aerial lines will be replaced for cable lines, length of fiber-optic lines will increase.

The Company has Internet Development Conception for 2002 – 2005. In 2000 Internet access centres were built in all rural districts and cities of the region. Number of Internet subscribers amounted to 2300 as of 2000 year-end. 150 subscribers are connected through personal lines. In 2002 – 2005 Internet in the Samara region will be being developed. Number of Internet subscribers is to amount to 10 000 as of 2005 year-end.

In December 2000 improved payphone cards system produced by the company "Svetets" was put into operation. Besides 15 traditional long-distance channels 15 IP-telephone channels were added. Connection with card platform allowed the Company to offer convenient billing system for IP-telephony services. This system advertises IP-telephony services and will help calculate demand for this service.

JSC "Svyazinform" of the Samara region began to provide BUROFAX services. Today this service is provided in 18 service centres from 50 centres in Samara and in 17 switching centres in the region. In 2001 it is planned to provide this service throughout the region. In the future it is planned to develop this service together with X.400 services using Rostelemail network. In 2000 the Company began to learn variants of intellectual network implementation in the Samara region. Telephone network in Samara was examined and several variants of intellectual network construction were investigated. In the nearest future the Company plans to begin provisioning of intellectual services.

In order to provide high bit-rate data transmission services in Samara a multiprotocol data transmission network was put into operation in 2000. It is planned to construct second part of the network in Samara and similar network in Toliatti and other large cities of the region.

In 2001 – 2004 it is planned to develop radio communication system VOLEMOT in cities of the region (Samara, Toliatti, Sizran, Pokhvistnevo). New NMT-450 base stations are to be put into operation in Otradny, Novokuibishevsk, Pokhvistnevo, Kinel, Sergievsk, Kr. Yar. It is planned to cover 80% of the Samara region territory. Number of subscribers will grow up to 3 000 in 2002-2003 and up to 5 000 in 2004.

In 1998 JSC "Svyazinform" began to construct cable TV system in the region. Today MMDS cable TV works is operated in Samara and Toliatti. In 2002 cable TV is to appear in Novokuibishevsk, Sizran, Otradny. Number of subscriber will amount to 2 000.

Total amount of capital investments for 2002 – 2005 is RUR 600 mln, including RUR 454 mln of own funds. Fulfillment of the plan will allow the Company to improve quality of service and to increase network capacity by 40% by 2005. Total number capacity will amount to 800 000 lines.

36. Information on the Issuer's Charter Capital

Amount of the Issuer's Charter Capital: ***RUR 343 374 200***

Charter Capital by types of shares:

Ordinary shares:

Total number*:* ***RUR 257 530 650***

Part of the Charter Capital: ***75%***

Preferred shares:

Total number: ***RUR 85 843 550***

Part of the Charter Capital: ***25%***

37. Information on the State's share

There is no the State's share in the Issuer's Charter Capital.

38. Information on the Issuer's declared shares

38.1. Type of shares: ***ordinary***

Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
NPV: ***RUR 130***
Amount: ***396 201***
Total volume: ***RUR 51 506 130***
Terms of offering: ***not specified by the Charter***

38.2. Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
Full name of shares: ***preferred registered shares***
NPV: ***RUR 130***
Amount: ***132 067***
Total volume: ***RUR 17 168 710***
Terms of offering: ***not specified by the Charter***

39. The Issuer does not have significant agreements and obligations.

40. The Issuer does not have obligations to issue shares and securities converted into shares.

41. Sanctions, trials and inspections

Sanctions for three years before the accounting quarter and for the current year:

Date of sanction: ***December 25, 1998***
Sanction applied by ***the State Tax Inspection of Samara***
Reasons: ***incorrect calculation of the profits tax, profits were undervalued***
Type of sanction: ***penalties and fines***
Amount: ***RUR 707 838***
Sanction was paid out

Date of sanction: ***March 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 95 000***
Sanction was paid

Date of sanction: ***June 21, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 90 000***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness property tax payment***
Type of sanction: ***penalty***
Amount: ***RUR 161***

Sanction was paid

Date of sanction: *August 20, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness VAT tax payment*
Type of sanction: *penalty*
Amount: *RUR 785*
Sanction was paid

Date of sanction: *September 17, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness payment of highways users tax*
Type of sanction*: penalties*
Amount: *RUR 2 436*
Sanction was paid

Date of sanction: *September 17, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness utilities tax payment*
Type of sanction*: penalties*
Amount: *RUR 492*
Sanction was paid

Date of sanction: *September 24, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment for social insurance fund*
Type of sanction: *penalties and fines*
Amount: *RUR 22 236*
Sanction was paid

Date of sanction: *December 7, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment*
Type of sanction*: penalties and fines*
Amount: *RUR 1 440 000*
Sanction was paid

Date of sanction: *December 16, 1999*
Sanction applied by *Customs of the city of Toliatti*
Reasons: *tardiness payment for cargo storage*
Type of sanction: *fines*
Amount: *RUR 25 000*
Sanction was paid

Date of sanction: *December 21, 1999*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons*: tardiness utilities tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 5 346*
Sanction was paid

Date of sanction: *January 26, 2000*

Sanction applied *by the Samara Department of Social Insurance State Fund*
Reasons: *tardiness annual payment for 1999*
Type of sanction: *penalties and fines*
Amount: *RUR 14 787*
Sanction was paid

Date of sanction: *February 16, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *interest for tax deferral*
Type of sanction: *penalties*
Amount: *RUR 101 460*
Sanction was paid

Date of sanction: *March 30, 2000*
Sanction applied by *the Medical Insurance Fund*
Reasons: *penalties for tardiness payment for quarter 1, 2000*
Type of sanction: *penalties*
Amount: *RUR 2 139*
Sanction was paid

Date of sanction: *April 24, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness tax payment*
Type of sanction: *penalties and fines*
Amount: *RUR 142 161.9*
Sanction was paid

Date of sanction: *May 24, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness registration of property objects*
Type of sanction: *fines*
Amount: *RUR 20 000*
Sanction was paid

Date of sanction: *June 21, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *incorrect calculation of profit tax, profit was undervalued*
Type of sanction: *penalties*
Amount: *RUR 50 561*
Sanction was paid

Date of sanction: *August 25, 2000*
Sanction applied by *the Price Policy Directorate of the Samara region*
Reasons: *incorrect price calculation*
Type of sanction: *fines*
Amount: *RUR 22 033*
Sanction was paid

Date of sanction: *September 5, 2000*
Sanction applied by *the State Tax Inspection of the Samara region*
Reasons: *tardiness income tax payment*
Type of sanction: *penalties and fines*

Amount: ***RUR 12 798***
Sanction was paid

Date of sanction: ***September 17, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 25 950***
Sanction was paid

Date of sanction: ***September 20, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 35 197***
Sanction was paid

Date of sanction: ***October 11, 2000***
Sanction applied by ***the Medical Insurance Fund***
Reasons: ***tardiness payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 47***
Sanction was paid

Date of sanction: ***October 31, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment of non-budget transfer***
Type of sanction: ***penalties***
Amount: ***RUR 6 169***
Sanction was paid

Date of sanction: ***November 8, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties***
Amount: ***RUR 6 212***
Sanction was paid

Date of sanction: ***November 21, 2000***
Sanction applied by ***the State Tax Inspection of the Oktyabrskiy district of the city of Samara***
Reasons: ***tardiness income tax payment***
Type of sanction: ***fines***
Amount: ***RUR 17 959***
Sanction was paid

Date of sanction: ***December 12, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 6 624***
Sanction was paid

Date of sanction: *March 3, 2001*
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 316 418***
Sanction was paid

Date of sanction: ***June 12, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 100 469***
Sanction was paid

Date of sanction: ***July 24, 2001***
Sanction applied by ***the Federal Treasure***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 492 000***
Sanction was paid

Date of sanction: *November 26, 2001*
Sanction applied by *Tax Inspection of the city of Samara*
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 6 441***
Sanction was paid

Date of sanction: *December 3, 2001*
Sanction applied by *Tax Inspection of the city of Samara*
Reasons: *Inspection Certificate # 619 dated December 3, 2001*
Type of sanction: ***penalties and fines***
Amount: ***RUR 67 904***
Sanction was paid

Date of sanction: *December 29, 2001*
Sanction applied by *Tax Inspection of the city of Samara*
Reasons: *Certificate of "Samara Radiotelephone" inspection*
Type of sanction: ***penalties and fines***
Amount: ***RUR 22 165***
Sanction was paid

Date of sanction: *February 20, 2002*
Sanction applied by *Tax Inspection of the city of Samara*
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 18 979***
Sanction was paid

Description of all finished and current trials which can influence on the Issuer's activity:

During three financial years (1999, 2000, 2001) before the accounting year and during the fourth quarter of the current year the Company did not participate in trials which can influence on tits activity.

There was not audit inspections initiated by the State or shareholders.

42. Information about essential events which happened in the accounting quarter

Date of the event: **January 30, 2002**
Code of the event: **0100138A30012002**

There have been changes in the membership of the Board of Management of JSC "Svyazinform" of the Samara region. Alexander M.Vdovin stopped to be member of the Board because of transfer to another company.

New members of the Board of Management are: Valeriy G.Shatalov, Galina V.Melik-Shaknazarova, Evgeniy N.Poverenov.

Envegiy N.Poverenov possesses 0.006% of the Issuer's Charter Capital. Other new members do not own part of the Capital.

The event took place on January 30, 2002 in accordance with decision of the Board of Directors dated January 30, 2002.

43. Information on reorganization of the Issuer and its subsidiaries

There were changes in the structure of the Issuer and its subsidiaries during the accounting quarter. On November 1, 2001 Safety Service, Svyazavtotrans were included into the structure of the Company's Directorate. There were no structural changes in the Company's subsidiaries.

44. There is no additional general information on the Issuer.

B. INFORMATION ON FINANCIAL ACTIVITY OF THE ISSUER

45. Annual accountings for three last financial years.
See Exhibit
46. Accountings for the accounting quarter
See Exhibit

47. Information on facts influenced decrease or increase of the Issuer's assets by more than 10% in the accounting quarter.

Date of the essential event : April 30, 2002

Assets of the Company's increased significantly in the 1st quarter of 2002 due to growth of capital construction. The Company's assets increased by RUR 233172 thousand or by 14.4% for the 1st quarter of 2002. Amount of assets for the previous quarter – RUR 1 614 503 thousand. Amount of assets for the accounting quarter – RUR 1 847 675 thousand.

48. Information on facts influenced decrease or increase of the Issuer's profits by more than 20% in the accounting quarter in comparison with the previous quarter.

Date of the event: April 30, 2002

Growth of profits for the 1st quarter of 2002 was caused by excess of rate of proceeds from the sales growth over rate of services cost growth (rate of proceeds growth – 104.9%, rate of costs growth – 94.4%).

Change of profit for the 1st quarter of 2002 is RUR 41446 thousand or 121.9%

Profits for the previous quarter amounts to RUR 34 169 thousand. Profits for the accounting quarter amounts to RUR 75 615 thousand.

Information on facts influencing increase of profits for the 4th quarter of 2001 by more than 20% in comparison with the 3rd quarter of 2001

Date of the event: April 23, 2002

Growth of net profit by more than 10% in the 4th quarter of 2001 was caused by profits tax discount provided for amount of profit spent for capital investments.

As a result profits tax decreased by RUR 5 mln. Profits changed by RUR 9542 thousand or by 38.75%. Profits for the 3rd quarter of 2001 amounts to RUR 24 619 thousand, profits for the 4th quarter of 2001 amounts to RUR 34 161 thousand.

49. Information on the Reserve Fund and other special funds of the Issuer:

Amount of the Reserve fund as of end of the accounting period: RUR 40.4 mln
Came: RUR 0 mln
Used: RUR 0 mln
The Reserve Fund was not in the accounting period.

Accumulation fund
Amount of the Accumulation fund as of end of the accounting period: RUR 0 mln
Came: RUR 0 mln
Used: RUR 0 mln
The Accumulation Fund was not in the accounting period.

Social Fund
Amount of the Social Fund as of the end of the accounting quarter: RUR 0 mln
Came: RUR 0 mln
Used: RUR 0 mln
The Social Fund was not used in the accounting period.

50. There were no deals amounting more than 10% of the Issuer's assets as of end of the quarter former the accounting one.

51. Fund raising was not used.

52. Borrowed funds got by the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
Long-term bank credits	-	-	-	-
Including not paid off in time	-	-	-	-
Other long-term loans	-	-	-	-
Including not paid off in time	-	-	-	-

Short-term bank credits	-	-	-	-
Including not paid off in time	-	-	-	-
Bank credits for employees	-	-	-	-
Including not paid off in time	-	-	-	-
Other short-term loans	-	-	-	-
Including not paid off in time	-	-	-	-

53. Payables and receivables of the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
1) Receivables:				
Short-term	-	-	-	-
Including overdue receivables	-	-	-	-
More than 3 months	-	-	-	-
Including:				
Long-term	-	-	-	-
Overdue	-	-	-	-
Including more than 3 months	-	-	-	-
2) Payables				
Short-term	-	-	-	-
Including overdue	-	-	-	-
More than 3 months	-	-	-	-
Including:				
Long-term	-	-	-	-
Overdue	-	-	-	-
More than 3 months	-	-	-	-
Cover				
Received	-	-	-	-
Including received from third parties	-	-	-	-
Including:				
Paid out	-	-	-	-
Including to third parties	-	-	-	-
3) Bills				
Bills issued	-	-	-	-
Including overdue	-	-	-	-
Including:	-	-	-	-
Bills received	-	-	-	-
Including overdue	-	-	-	-

54. The Issuer's financial investments

Indices	Amount of investments as of end of the accounting quarter (RUR thousand)		
	Short-term (less than 1 year)	Long-term (more than 1 year)	Total
Investments in the state securities of Russia	-	-	-

Investments in the securities of the federal subjects -	-	-	-
Investments in the securities of local authorities -	-	-	-
Holdings in other enterprises	-	-	-
Investments in bonds and other long-term liabilities	-	-	-
Other loans	-	-	-
Investments in the Issuer's subsidiaries	-	-	-
Investments in the Issuer's dependent companies	-	-	-
Investments in the enterprises which were liquidated in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Investments in the enterprises which went bankrupt in accordance with laws of the Russian Federation			
Name of the Company	Date of liquidation	A body which passed the decision	Amount of investments (RUR thousand)
Total			-
Amount of the Issuer's assets as of end of the accounting quarter (RUR thousand)			-

Investments in the companies in the amount of more than 10% of the Issuer's assets as of end of the accounting quarter		
Name of the Company	Amount of investments (RUR thousand)	Share of assets
Total:	-	0%

55. There is no significant information about financial activity of the issuer.

C. Information on the Issuer's securities

56. Information on the Issuer's shares

Number of issue: ***1***
Category: ***ordinary***
Type of shares: ***registered***
NPV: ***100***
Amount of securities: ***1 981 005***
Volume of the issue: ***198 100 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***

Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: **from August 13, 1993 to December 15, 1994**
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration: ***February 3, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: *2*
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***100***
Amount of securities: ***660 335***
Volume of the issue: ***66 033 500***
Information on the state registration of the issue:
Date of registration: ***July 13, 1993***
Number: ***42-1П-551***
Registered by financial authorities
Way of offer: ***purchase during restructuring into joint-stock company***
Period of offer: ***from August 13, 1993 to December 15, 1994***
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration: ***February 3, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region have been traded on the over-the-counter market since April 1994. Since December 18, 1996 shares have been traded in RTS-2. Since August 11, 1997 shares were transferred from RTS-2 to RTS.
There is no other significant information about the issue.

Number of the issue: *4*
Category: ***preferred***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***1 981 005***
Volume of the issue: ***257 530 650***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***1-02-00138A***
Registered by the Federal Securities Market Commission of Russia
Way of offer: ***conversion***
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.

Amount of allocated securities in accordance with securities issue report: ***1 981 005***
Information on registration of the securities issue report:
Date of registration*: **July 20, 1998***
Registered by Federal Securities Commission of Russia
Market information of securities:
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
Additional information:
On November 19, 1998 SEC registered 1 level ADRs on ordinary shares of JSC "Svyazinform" of the Samara region.

Number of the issue: ***5***
Category: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
NPV: ***130***
Amount of securities: ***660 335***
Volume of the issue: ***85 843 550***
Information on the state registration of the issue:
Date of registration: ***June 8, 1998***
Number: ***2-02-00138A***
Registered by the Federal ***Securities Market Commission***
Way of offer: conversion
Period of offer: ***from July 7, 1998 to July 8, 1998***
Nowadays allocation has been finished.
Amount of allocated securities in accordance with securities issue report: ***660 335***
Information on registration of the securities issue report:
Date of registration: ***July 20, 1998***
Registered by Federal Securities Market Commission of Russia
Shares of JSC "Svyazinform" of the Samara region are traded in RTS-2 and over-the-counter market of Samara and the Samara region. Since March 31, 1999 shares have been traded in the stock exchange section of MICEX without including into quotation lists.
There is no other significant information about the issue.

57. Information on the Issuer's bonds
Number of the issue: ***3***
Series: ***no***
Type*: **interest bonds***
Form of shares: ***registered***
NPV: ***100***
Amount of securities: ***60 000***
Volume of the issue*: **6 000 000***
Information on the state registration of the issue:
Date of registration: ***November 11, 1996***
Number: ***42-2-12***
Registered by financial authorities
Way of offer: ***public subscription***
Period of offer: ***from December 26, 1996 to September 20, 1997***
Nowadays all securities have been redempted.
Amount of allocated securities in accordance with securities issue report: ***60 000***
Information on registration of the securities issue report:

Date of registration*: May 25, 1998*
Registered by Federal Securities Market Commission of Russia
Market information on securities:
Bonds were sold by the issuer and underwriters (investment company "Transfer" and bank "FIA-BANK") in the over-the-counter markets in the cities of Samara, Toliatti, Sizran/
Addresses:
- investment company "Transfer": 4 Lesnaya ul., Samara
- bank "FIA-BANK": 22 Frunze ul., Toliatti

Securities circulated from December 26, 1996 to September 20, 1997.

Earnings per bonds:
Per cent from NPV – not provided.
Another property equivalent per one bond: not provided
Another income and rights: after expiry of payment terms owner of a bond gets right for extraordinary telephone installment.
Period of payment: from November 1, 1998 to May 1, 1999.
Terms of payment: bonds are paid off by the Company after expiry of period of circulation on a bond owner's appeal. Natural persons – bond owners are paid cash or receive money by bank transfer during 3 bank days after demand. Legal entities are paid by bank transfer during 3 bank days after demand. Payment ahead of schedule is not provided.

Bond secure:
Type of secure: guarantee
Guarantor: Samara branch of bank "Incombank"
Amount: 6 000 000
Earnings on bonds:
Cash: RUR 0
Another property equivalent: RUR 0
Another income: RUR 0

There is no other significant information about the issue.

D. ANOTHER INFORMATION ON THE ISSUER'S SECURITY

58, 59, 60. Rights of shareholders. Dividend on shares.

58.1. Category of shares: ***ordinary***
Form of shares: ***registered***
Full name of shares: ***ordinary registered shares***
Rights of holders of this type of shares:
Each shareholder has right:
- to take part in Annual general meeting of shareholders and to vote on all issues of an agenda;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get share of the Company's net profit (dividends) which should be distributed among shareholders in accordance with the Charter;
- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;

- in case the Company offered its voting shares and other securities converted into voting shares by public subscription with cash payment holders of the Company's voting shares have a priority right to purchase these shares in proportion to shares they own;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;
- to demand redemption of all of part of shares he owns in cases:
  a) the Company's reorganization or a large deal which approved by the Annual General Meeting of shareholders if a holder voted against the deal or did not take part in the voting;
  b) changes and amendments to the Company's Charter or approval of the Charter in a new edition if this edition limits their rights if they voted against or did not take part in the voting.

Dividends for shares of this type:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 3***
Total amount of dividend for shares of this type: ***RUR 5 943 015***
Total amount of dividend paid out: ***RUR 5 943 015***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 1.99***
Total amount of dividend for shares of this type: ***RUR 3 942 199.95***
Total amount of dividend paid out: ***RUR 3 942 199.95***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 2***
Total amount of dividend for shares of this type: ***RUR 3 962 010***
Total amount of dividend paid out: ***RUR 3 933 525.39***

Period: ***2000, 9 months***
Amount of dividend for one share: ***RUR 3.87***
Total amount of dividend for shares of this type: ***RUR 7 666 489.35***
Total amount of dividend paid out: ***RUR 6 516 516***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

58.2. Category of shares: ***preferred***
Type of shares: ***A***
Form of shares: ***registered***
Full name of shares: ***preferred registered shares***
Rights of holders of this type of shares:
Each shareholder has right:
- to take part in Annual general meeting of shareholders and to vote on all issues of the Company's reorganization and liquidation, introduction of changes and amendments to the Company's Charter limiting rights of preferred shares holders;
- to participate in Annual general meeting of shareholders in person or by proxy and to make suggestions in accordance with the Company's Charter;
- to assign shares;
- to get annual fixed dividend. Total amount of dividends for each preferred share is determined as 10% of the Company's net profit according to results of the financial year divided into number of shares;

- to get share of the Company's property cost (liquidation cost), remained after liquidation of the Company in proportion to number of shares the shareholder owns;
- to get NPV in case the Company's liquidation;
- to have an access to the Company's papers in accordance with the Charter and to get copies of paper for money;
- transfer all or a part of rights and shares to his representative in accordance with a proxy;
- to institute actions;
- to exercise other rights in accordance with the Company's Charter, laws of the Russian Federation, decisions approved by the Annual General Meeting of shareholders;

Dividend for this type of shares:

Period: ***1997, quarter 4***
Amount of dividend for one share: ***RUR 23***
Total amount of dividend for shares of this type: ***RUR 15 187 705***
Total amount of dividend paid out: ***RUR 15 187 705***

Period: ***1998, quarter 4***
Amount of dividend for one share: ***RUR 5.99***
Total amount of dividend for shares of this type: ***RUR 3 955 406.65***
Total amount of dividend paid out: ***RUR 3 955 406.65***

Period: ***1999, quarter 4***
Amount of dividend for one share: ***RUR 9.34***
Total amount of dividend for shares of this type: ***RUR 6 167 528.9***
Total amount of dividend paid out: ***RUR 6 139 044.3***

Period: ***2000, 9 months***
Amount of dividend for one share: ***RUR 14.3***
Total amount of dividend for shares of this type: ***RUR 9 442 790.5***
Total amount of dividend paid out: ***RUR 8 026 372***
Amount of dividend for shares of this type, which is not to be paid out yet: ***RUR 0***

61. Limitation of securities circulation
See articles 56, 57

62. Another important information on the Issuer's securities

Shares of the Issuer are traded in MICEX and RTS (Russia). From April 1, 2001 to June 30, 2001 trade volume in MICEX and RTS amounted to:

Ordinary shares: $228 041
Highest price for 1 share: $20.5
Lowest price for 1 share: $19.00
Preferred shares: $ 5 667
Highest price for 1 share: $8.44
Lowest price for 1 year: $7.5

Level 1 ADRs for the Company's ordinary shares are traded in Berlin Stock Exchange, Europe Stock Exchange NEWEX, segment NX.plus and Over-the-Counter Market USA.

Information about an essential event, concerning the issuer's financial activity.

Open Joint Stock Company «Svyazinform» of the Samara region
address: 24, Leningradskaya ul., Samara, Russia, 443099

Date of the essential event : April 30, 2002

Growth of profits for the 1st quarter of 2002 was caused by excess of rate of proceeds from the sales growth over rate of services cost growth (rate of proceeds growth – 104.9%, rate of costs growth – 94.4%).

Change of profit for the 1st quarter of 2002 is RUR 41446 thousand or 121.9%

Evgeniy N. Poverenov
Deputy General Director
In charge of economy issues

Information about an essential event, concerning the issuer's financial activity.

Open Joint Stock Company «Svyazinform» of the Samara region
address: 24, Leningradskaya ul., Samara, Russia, 443099

Date of the essential event : April 30, 2002

Assets of the Company's increased significantly in the 1st quarter of 2002 due to growth of capital construction.

The Company's assets increased by RUR 233172 thousand or by 14.4% for the 1st quarter of 2002.

Evgeniy N. Poverenov
Deputy General Director
In charge of economy issues

Information about an essential event, concerning the issuer's financial activity

Joint-Stock Company "Svyazinform" of the Samara region

Address: ***24, Leningradskaya ul., Samara, 443099, Russia***

Date of the event: May 15, 2002

On its meeting the Board of Directors passed further decision (minutes 18 dated May 15, 2002):

To recommend the AGM to pay dividend for 2001:

- RUR 3.50 for each ordinary share not later than on August 10, 2002;
- RUR 10.50 for each preferred share during financial year.

Six Directors from seven took part in the voting. The decision was passed unanimously. "AYE" – six members of the Board of Director. "NAY" – no one.

For and on behalf of General Director

Evgeniy N.Poverenov
Deputy General Director
In charge of economy issues